Exhibit 99.1

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Financial Statements (unaudited)

June 30, 2021 and June 30, 2020

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Financial Statements (unaudited)

June 30, 2021 and 2020

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue	$93,228	$99,078	$189,895	$175,139
Operating expenses:
Cost of revenue(1)	32,490	34,820	66,338	61,697
Sales and marketing(1)	20,024	18,278	39,752	32,783
Research and development(1)	4,407	4,862	10,098	9,212
General and administrative(1)	8,706	4,852	13,010	9,880
Depreciation and amortization	5,869	7,980	13,345	15,960

Total operating expenses	71,496	70,792	142,543	129,532

Operating income	21,732	28,286	47,352	45,607
Other income (expense):
Interest expense	(512)	(3,372)	(1,021)	(9,423)
Interest income	32	140	83	171
Gain on foreign currency transactions	163	1,732	406	2,609
Gain (loss) on foreign currency remeasurement of intercompany items	93	(2,750)	138	1,484
Other, net	(249)	99	408	175

Total other expense, net	(473)	(4,151)	14	(4,984)

Income before income tax	21,259	24,135	47,366	40,623
Income tax expense	(2,837)	(7,143)	(9,528)	(10,771)

Net income	$18,422	$16,992	$37,838	$29,852
Other comprehensive income (expense):
Pension adjustments, net of tax	$15	$(165)	$(40)	$(191)
Gain on foreign currency translation	(114)	6,961	1,215	16,526

Comprehensive income	$18,323	$23,788	$39,013	$46,187
Earnings per share:
Basic	$8.32	$10.63	$17.09	$21.39
Diluted	$8.32	$8.34	$17.09	$15.60
Weighted average shares outstanding:
Basic	2,214,522	1,598,923	2,214,522	1,395,824
Diluted	2,214,522	2,140,715	2,214,522	2,085,419

(1)	Excluding depreciation and amortization.

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$106,258	$63,188
Accounts receivable, net	31,495	23,299
Prepaid expenses, and other assets	6,260	4,020

Total current assets	144,013	90,507
Property and equipment, net	359	377
Operating lease right-of-use assets, net	8,472	9,987
Intangible assets, net	58,108	71,364
Goodwill	633,965	633,965
Deferred tax asset	3,241	560
Other non-current assets	71	71

Total assets	$848,229	$806,831

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$16,467	$16,646
Short-term operating lease liabilities	3,060	3,033
Income taxes payable	—	2,838
Contract liabilities	1,894	2,415
Other current liabilities	2,057	717

Total current liabilities	23,478	25,649
Long-term borrowings with related party	44,248	45,956
Long-term operating lease liabilities	6,269	7,831
Deferred tax liabilities, net	23,409	20,154
Other non-current liabilities	12,301	7,730

Total liabilities	109,705	107,320

Shareholders’ equity
Common stock	18,924	18,924
Additional paid-in-capital	588,064	588,064
Accumulated other comprehensive income	23,990	22,815
Retained earnings	107,546	69,708

Total shareholders’ equity	738,524	699,511

Total liabilities and shareholders’ equity	$848,229	$806,831

See accompanying notes to condensed consolidated financial statements.

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	Common shares	Common stock	Additional paid- in-capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity
Three months ended
As of April 1, 2020	1,192,725	$10,603	$344,916	$18,972	$28,945	$403,436
Pension adjustments, net of tax	—	—	—	(165)	—	(165)
Gain on foreign currency translation	—	—	—	6,961	—	6,961
Exercise of warrants	306,539	2,496	61,878	—	—	64,374
Conversion of convertible bonds	715,258	5,825	181,270	—	—	187,095
Net income	—	—	—	—	16,992	16,992

As of June 30, 2020	2,214,522	$18,924	$588,064	$25,768	$45,937	$678,693

Three months ended
As of April 1, 2021	2,214,522	$18,924	$588,064	$24,089	$89,124	$720,201
Pension adjustments, net of tax	—	—	—	15	—	15
Gain on foreign currency translation	—	—	—	(114)	—	(114)
Net income	—	—	—		18,422	18,422

As of June 30, 2021	2,214,522	$18,924	$588,064	$23,990	$107,546	$738,524

See accompanying notes to condensed consolidated financial statements.

	Common shares	Common stock	Additional paid- in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Total shareholders’ equity

Six months ended
As of January 1, 2020	1,192,725	$10,603	$344,547	$9,433	$16,085	$380,668
Pension adjustments, net of tax	—	—	—	(191)	—	(191)
Gain on foreign currency translation	—	—	—	16,526	—	16,526
Capital investment from parent	—	—	369	—	—	369
Exercise of warrants	306,539	2,496	61,878	—	—	64,374
Conversion of convertible bonds	715,258	5,825	181,270	—	—	187,095
Net income	—	—	—	—	29,852	29,852

As of June 30, 2020	2,214,522	$18,924	$588,064	$25,768	$45,937	$678,693

Six months ended
As of January 1, 2021	2,214,522	$18,924	$588,064	$22,815	$69,708	$699,511
Pension adjustments, net of tax	—	—	—	(40)	—	(40)
Gain on foreign currency translation	—	—	—	1,215	—	1,215
Net income	—	—	—	—	37,838	37,838

As of June 30, 2021	2,214,522	$18,924	$588,064	$23,990	$107,546	$738,524

See accompanying notes to condensed consolidated financial statements.

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(In thousands of U.S. dollars, except share and per share amounts) (unaudited)

	Six months ended June 30,
	2021	2020
Cash flow from operating activities:
Net Income	$37,838	$29,852
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	13,345	15,960
Gain on foreign currency remeasurement of intercompany item	(138)	(1,484)
Deferred taxes	522	2,699
Non-cash interest expense	—	4,988
Working capital adjustments:
Accounts receivable	(8,966)	(13,130)
Prepaid expenses, other current and non-current assets	503	(5,941)
Accounts payable, accrued expenses and other payables	794	3,847
Contract liabilities	(521)	250
Income tax payable	(5,602)	2,581
Other current and non-current liabilities	6,065	1,507

Net cash flows provided by operating activities	43,840	41,129
Cash flow from (used in) investing activities:
Acquisition of Double8 Games Co., Ltd.	—	(1,952)
Purchases of intangible assets	(1)	(9)
Purchases of property and equipment	(82)	(168)
Disposals of property and equipment	3	—

Net cash flows from (used in) investing activities	(80)	(2,129)
Cash flows from (used in) financing activities:
Repayments of long-term borrowings with related party	—	(16,569)
Repayments of short-term senior note	—	(33,137)

Net cash flows used in financing activities	—	(49,706)
Net foreign exchange difference on cash and cash equivalents	(690)	(1,993)
Net increase (decrease) in cash and cash equivalents	43,070	(12,699)
Cash and cash equivalents at beginning of period	63,188	42,418
Cash and cash equivalents at end of period	$106,258	$29,719
Supplemental disclosures of cash flow information
Noncash financing activity:
Conversion of 2.5% Convertible bonds, net of tax	—	187,095
Conversion of 2.5% Non-convertible bonds with warrants, net of tax	—	64,374
Cash paid for:
Interest	—	$3,886
Income taxes	$13,646	$4,399

See accompanying notes to condensed consolidated financial statements.

DoubleDown Interactive Co., Ltd.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1: Basis of presentation and summary of significant accounting policies

Description of business

DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.7% of our outstanding shares. The remaining 32.3% of our outstanding shares are held by STIC Special Situation Private Equity Fund (“STIC”). In 2017, DDI acquired DoubleDown Interactive, LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US, with its principal place of business located in Seattle, Washington, is our primary revenue-generating entity.

We develop and publish digital gaming content on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic and DoubleDown Fort Knox within various formats.

Acquisition of Double8 Games Co.,Ltd. (“Double8 Games”)

On February 25, 2020, we completed the acquisition of Double8 Games Co., Ltd. (“Double8 Games”) from DoubleU Games in exchange for KRW 2.3 billion (US $1.9 million). Double8 Games is based in Seoul, Korea, with the primary business of developing digital gaming content for international markets. The acquisition was considered a business combination among entities under common control and, therefore, the transfer of net assets was recorded at their carrying value with all financial information prior to the acquisition adjusted for comparability.

Assets acquired and liabilities assumed primarily consist of working capital items, including a right of use asset and lease obligation. The difference between the cash paid and carrying value of the net assets received was recorded as a capital investment from parent.

Basis of presentation

Our unaudited condensed consolidated financial statements include all adjustments of a normal, recurring nature necessary for the fair presentation of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

The condensed consolidated financial statements include the balances and accounts of DDI and our controlled subsidiaries. All significant inter-company transactions, balances and unrealized gains or losses have been eliminated. We view our operations and manage our business as one operating segment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our management to make estimates and assumptions that affect financial statements and accompanying notes. We regularly evaluate estimates and assumptions related to provisions for income taxes, revenue recognition, expense accruals, deferred income tax asset valuation allowances, valuation of goodwill and intangibles, and legal contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.

The actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment due to the recent outbreak of a novel strain of the coronavirus (“COVID-19”).

Functional currency and translation of financial statements

Our functional currency is the Korean Won (“KRW”) and the U.S. Dollar (“dollar,” “USD,” “US$,” or “$”) is the functional currency of our United States subsidiaries. The accompanying condensed consolidated financial statements are presented in USD. The condensed consolidated balance sheet has been translated at the exchange rates prevailing at each balance sheet date. The condensed consolidated statements of income and comprehensive income and statement of cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. The equity capital is denominated in the functional currency, KRW, and is translated at historical exchange rates. All translation adjustments resulting from translating into the reporting currency are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in other income (expense).

Intercompany monetary items denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date with the gain or loss arising on translation recorded to other income (expense). Intercompany non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. When we parenthetically disclose USD amounts for certain financial instruments denominated in KRW for the benefit of the reader, we use the exchange rates in effect as of June 30, 2021, unless otherwise noted.

Financial instruments and concentration of credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts between us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our revenue for the three and six months ended June30, 2021 was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.

The following table summarizes the percentage of revenue and accounts receivable generated via our platform providers in excess of 10% of our total revenue and total accounts receivable:

	Revenue concentration
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Apple	50.5%	49.9%	50.9%	49.9%
Facebook	26.4%	27.6%	26.6%	28.2%
Google	19.6%	19.8%	19.3%	19.0%

	Accounts receivable concentration
	As of June 30, 2021	As of December 31, 2020
Apple	68.8%	54.1%
Facebook	17.2%	25.9%
Google	12.7%	18.0%

Note 2. Revenue from contracts with customers

Our social and mobile apps operate on a free-to-play model, whereby game players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. If a game player wishes to obtain virtual currency above and beyond the level of free virtual currency available to that player, the player may purchase additional virtual currency. Once a purchase is completed, the virtual currency is deposited into the player’s account and is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the game player for free.

Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay within our apps. When virtual currency is played on any of our games, the game player could “win” and would be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. We have concluded that our virtual currency represents consumable goods, because the game player does not receive any additional benefit from the games and is not entitled to any additional rights once the virtual currency is substantially consumed.

Control transfers when the virtual currency is consumed for gameplay. We recognize revenue from player purchases of virtual currency based on the consumption of this currency. We determined through a review of play behavior that game players generally do not purchase additional virtual currency until their existing virtual currency balances, regardless of source (e.g. bonus currency, gifted currency through social media channels, daily free chips, etc.), have been substantially consumed.

Based on an analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding, we are able to estimate the rate that virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model with the period between purchases representing the timing difference between virtual currency purchase and consumption. This timing difference is relatively short.

We continuously gather and analyze detailed customer play behavior and assess this data in relation to our judgments used for revenue recognition.

Disaggregation of revenue

We believe disaggregation of our revenue based on platform and geographical location is appropriate as these are categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The following table represents our revenue disaggregated based on mobile and web platforms (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Mobile	$67,317	$71,026	$137,321	$124,185
Web	25,911	28,052	52,574	50,954

Total	$93,228	$99,078	$189,895	$175,139

The following table represents our revenue disaggregated based on the geographical location of our players (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
U.S. (1)	$80,432	$93,177	$164,094	$164,236
International	12,796	5,901	25,801	10,903

Total	$93,228	$99,078	$189,895	$175,139

(1)	Geographic location is presented as being derived from the U.S. when data is not available.

Contract assets, contract liabilities and other disclosures

Customer payments are based on the payment terms established in our contracts. Payments for purchase of virtual currency are required at time of purchase, are non-refundable and relate to non-cancellable contracts that specify our performance obligations. All payments are initially recorded as revenue, as the player has no right of return after the purchase, consistent with our standard terms and conditions. Based on our analysis, at each period end, we estimate the number of days to consume virtual currency. This represents the revenue amount where the performance obligation has not been met and is deferred as a contract liability until we satisfy the obligation. The contract asset consists of platform fees for which revenue has not been recognized. For subscription revenue, the remaining portion of the daily ratable monthly subscription is recorded as a contract liability and the applicable platform fees as a contract asset.

The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	As of June 30, 2021	As of December 31, 2020
Contract assets (1)	$562	$718
Contract liabilities	1,894	2,393

(1)	Contract assets are included within prepaid expenses and other current assets in our condensed consolidated balance sheets.

Note 3: Goodwill and intangible assets

There were no changes to the carrying amount of goodwill in the three months ended June 30, 2021. Changes in the carrying amount of intangible assets were as follows:

		June 30, 2021			December 31, 2020
	Useful Lives (in years)	Gross amount	Accum. amort	Net amount	Gross amount	Accum. amort	Net amount
Trademarks	indefinite	$50,000	$—	$50,000	$50,000	$—	$50,000
Customer relationships	4	75,000	(75,000)	—	75,000	(67,187)	7,813
Purchased technology	5	45,423	(37,480)	7,943	45,423	(33,149)	12,274
Development costs	3	9,486	(9,336)	150	9,486	(8,434)	1,052
Software	4	2,406	(2,391)	15	2,406	(2,181)	225

Total		$182,315	$(124,207)	$58,108	$182,315	$(110,951)	$71,364

The following reflects amortization expense related to intangible assets included with depreciation and amortization:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Amortization expense	$5.8 million	$7.9 million	$13.2 million	$15.8 million

Note 4: Debt

The components of debt as of June 30, 2021 and December 31, 2020 are as follows (in thousands):

	As of June 30, 2021	As of December 31, 2020
4.60% Senior Notes due to related party due 2024	44,248	45,956

Total debt	$44,248	$45,956
Less: Short-term debt	—	—
Total Long-term debt	$44,248	$45,956

Joint Investment Agreement

In 2017, in connection with the acquisition of DDI-US, a Joint Investment Agreement was executed by DUG and STIC Special Situation Private Equity Fund (“STIC”). As part of consummating the Joint Investment Agreement, we also entered into a series of additional inter-related multiple element financing agreements with STIC, whereby we issued to STIC, pursuant to a subscription agreement, (i) aggregate principal amount KRW210 billion (US $186 million) of 2.5% Convertible Bonds due 2024 (the “2.5% Convertible Bonds”), unless earlier redeemed or converted into 715,258 common shares at an initial conversion price of KRW293,600, subject to certain adjustments, and (ii) aggregate principal amount of KRW90 billion (US $80 million) 2.5% Non-convertible Bonds due 2024 (the “2.5% Non-convertible Bonds”) with detachable warrants to purchase 306,540 common shares at an initial exercise price of KRW293,600per share, subject to certain adjustments. We collectively refer to the 2.5% Convertible Bonds and the 2.5% Non-convertible Bonds as the “Bonds.” See further discussion of the Bonds and the warrants, below.

These inter-related agreements afforded DUG, STIC, and the Company the following significant obligations, rights and privileges:

•

DUG has committed to take efforts to file an initial registration statement for an initial public offering (“IPO”) for DDI, provided that the expected IPO price generates at least an 8% internal rate of return (“IRR”) to STIC.

If such IRR is not expected, DUG may only file a registration statement if requested by STIC. If STIC requests to sell its shares in the IPO, DUG will have to include at least 50% of such shares in the offering.

•

DUG has a call option to purchase the equity-linked securities issued to STIC under certain time and price conditions, but which must be exercised by May 26, 2020, or it expires. On May 15, 2020, DUG exercised the right to call. See discussion under debt arrangements below.

•

STIC has tag-along rights to sell all or part of its direct and indirect share interest in the Company, including the equity-linked securities, if DUG sells its interest in our common shares to a third party; and STIC has drag- along rights to request DUG to sell its interest in our common shares if STIC wishes to sell its interest in us to any third party under one of the following circumstances: (i) DUG does not exercise its call option; (ii) DUG is in material breach of the Joint Investment Agreement; or (iii) the purpose of the acquisition of DDI-US is not likely to be achieved as a result of a reduction in value of DDI-US.

•

In all scenarios under which a buy out of the Bonds, warrants or shares could occur, DUG, and not DDI, has the associated rights and obligations, and the Joint Investment Agreement does not provide for the relevant instruments to be extinguished. Instead, they can be assigned to DUG in exchange for the appropriate consideration. DDI is not obligated, nor has the right to make any settlements in connection with these buyout scenarios.

•

The Joint Investment Agreement further provides that none of DDI, DUD or DDI-US will enter into certain transactions or engage in certain activities without prior written consent from STIC, including, but not limited to issuing new share capital, acquiring or selling material businesses and paying dividends.

The Joint Investment Agreement may be terminated by each party if (i) DUG has repaid or sold all Bonds to a third party; (ii) STIC no longer holds any shares resulting from the exercise of the warrants or conversion of the 2.5% Convertible Bonds; or (iii) DDI has completed the IPO.

Debt arrangements

4.60% Senior Notes due to related party due 2024

The 4.60% Senior Notes due to related party accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and remaining principal are due in full at maturity (May 27, 2024).

Bonds

2.5% Convertible Bonds

At various dates in May and June 2020, STIC, as holder of the 2.5% Convertible Bonds, exercised its right to convert all outstanding bonds into 715,258 common shares. In connection with these transactions, we paid STIC the accrued coupon interest of $0.9 million and the unpaid yield-to-maturity interest of $4.5 million was forfeited.

The conversion of the 2.5% Convertible Bonds was in accordance with the original terms of the instruments and were not subject to an inducement offer to convert as the terms of the conversion were not modified. As a result, the carrying value of the 2.5% Convertible Bonds, plus the forfeited yield-to-maturity interest, net of related income tax effects was recorded to common shares and additional paid-in-capital with no gain or loss recognized.

2.5% Non-convertible Bonds

On May 15, 2020, DUG exercised its call option right and simultaneously redeemed the 2.5% Non-convertible bonds as consideration to exercise the warrants into 306,539 shares of common stock. In connection with this transaction, we paid DUG the 2.5% accrued but unpaid coupon interest of $0.3 million and the unpaid yield-to-maturity interest of $1.9 million was forfeited and the remaining unaccreted bond discount eliminated. As a result, the carrying value of the 2.5% Non-convertible Bonds with warrants, plus the forfeited yield-to-maturity interest, net of related income tax effects was recorded to common shares and additional paid-in-capital with no gain or loss recognized.

Note 5: Fair value measurement

The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, and short-term senior notes approximate their recorded values due to the short-term nature of these instruments.

Our cash equivalents (Level 1 estimate) consist of money market funds and Korean market government bonds totaling $101.0 million and $61.1 million, as of June 30, 2021 and December 31, 2020, respectively.

As of June 30, 2021, and December 31, 2020, we believe the fair value of our senior notes (Level 3 estimate) approximates carrying value due to the nature of the instruments and the lack of meaningful change to our credit profile.

Note 6: Income taxes

We are subject to federal and state income taxes in the Korea and the United States. We account for our provision for income taxes in accordance with ASC 740, Income Taxes, which requires an estimate of the annual effective tax rate for the full year to be applied to the interim period, taking into account year-to-date amounts and projected results for the full year.

Our effective tax rate varies from the statutory Korean income tax rate due to the effect of foreign rate differential, withholding taxes, state and local income taxes, FDII deduction, research and development credits, and a valuation allowance on Korean deferred tax assets. Our effective tax rate could fluctuate significantly from quarter to quarter based on variations in the estimated and actual level of pre-tax income or loss by jurisdiction, changes in enacted tax laws and regulations, and changes in estimates regarding non-deductible expenses and tax credits. As of June 30, 2021, and December 31, 2020, we have provided a valuation allowance against certain of our net deferred tax assets that we believe, based on the weight of available evidence, are not more likely than not to be realized.

The effective tax rate of 13.3% for the three months ended June 30, 2021, is lower than the Korean statutory rate of 20%, primarily due a discrete valuation allowance release of $2.7 million related to Korean tax attributes that are more likely than not expected to be realized.

The effective tax rate of 20.1% for the six months ended June 30, 2021, is higher than the Korean statutory rate of 20%, primarily due to foreign rate differential, withholding taxes and a valuation allowance on certain Korean tax attributes, offset by the benefit of a FDII deduction and research tax credits.

In addition to the factors above, the effective tax rate in the three and six months ended June 30, 2021 included the benefit of a $2.7 million release of valuation allowance on certain Korean tax attributes that are more likely than not expected to be realized.

Note 7: Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common share equivalents are comprised of warrants and shares issuable under our convertible debt arrangement described above.

The following table presents the calculation of basic and diluted net income per share (in thousands except share and per share amounts):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Numerator:
Net income applicable to common shareholders—basic	$18,422	$16,992	$37,838	$29,852
Dilutive effect of assumed conversion of convertible debt	—	873	—	2,687
Net income applicable to common shareholders – diluted	$18,422	$17,865	$37,838	$32,539
Denominator:
Weighted average shares outstanding—basic	2,214,522	1,598,923	2,214,522	1,395,824
Dilutive effect of assumed conversion of convertible debt	—	471,338	—	593,298
Dilutive effect of assumed conversion of warrants	—	70,454	—	96,297
Weighted average shares outstanding – diluted	2,214,522	2,140,715	2,214,522	2,085,419
Basic net income per share	$8.32	$10.63	$17.09	$21.39
Diluted net income per share	$8.32	$8.34	$17.09	$15.60

Note 8: Leases

We are lessee for corporate office space in Seattle, Washington and Seoul, Korea. The lessor for our Seoul, Korea leases is our parent, DoubleUGames (see Note 11). Our leases have remaining terms of three to five years. We do not have any finance leases. Our total variable and short-term lease payments are immaterial for all periods presented.

The Seattle, Washington lease originated in July 2012 and consists of 49,375 square feet. The lease will expire in October 2024.

In February 2019, we executed new subleases with our parent, DUG, for 21,218 square feet of office space in Gangnam-gu, Seoul, Korea. The lease term will expire in September 2023.

Supplemental balance sheet and cash flow information related to operating leases is as follows (in thousands):

	As of June 30, 2021	As of December 31, 2020
Operating lease right-of-use asset	$9,329	$10,864
Accrued rent	857	877

Total operating lease right-of-use asset, net	$8,472	$9,987
Short-term operating lease liabilities	$3,060	$3,033
Long-term operating lease liabilities	$6,269	$7,831

Total operating lease liabilities	$9,329	$10,864

Supplemental cash flow information related to leases was as follows (in thousands):

	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash paid for amounts included in the measurement of operating lease liabilities	$1,654	$1,573

Note 9: Accumulated other comprehensive income

Changes in accumulated other comprehensive income (“AOCI”) by component for the three months ended June 30, 2021 were as follows (in thousands):

Three months ended June 30, 2020	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of April 1,2020	$19,696	$(724)	$18,972
Foreign currency translation gain/(loss)	6,961	—	6,961
Actuarial gain/(loss), net of tax benefit of $70	—	(165)	(165)

Balance as of June 30, 2020	$26,657	$(889)	$25,768

Three months ended June 30, 2021	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of April 1, 2021	$25,136	$(1,047)	$24,089
Foreign currency translation gain/(loss)	(114)	—	(114)
Actuarial gain/(loss), net of tax expense of $0	—	15	15

Balance as of June 30, 2021	$25,022	$(1,032)	$23,990

Six months ended June 30, 2020	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of January 1,2020	$10,131	$(698)	$9,433
Foreign currency translation gain/(loss)	16,526	—	16,526
Actuarial gain/(loss), net of tax expense of $0	—	(191)	(191)

Balance as of June 30, 2020	$26,657	$(889)	$25,768

Six months ended June 30, 2021	Currency translation adjustments	Defined benefit pension plan	Total
Balance as of January 1, 2021	$23,807	$(992)	$22,815
Foreign currency translation gain/(loss)	1,215	—	1,215
Actuarial gain/(loss), net of tax expense of $(14)	—	(40)	(40)

Balance as of June 30, 2021	$25,022	$(1,032)	$23,990

We do not tax effect foreign currency translation gain/(loss) because we have determined such gain (loss) is permanently reinvested.

Note 10: Commitments and contingencies

Legal contingencies

On April 12, 2018, a class-action lawsuit was filed against DDI-US demanding a return of unfair benefit under the pretext that the Company’s social casino games are not legal in the State of Washington, United States. Similar class-action lawsuits were concurrently filed with certain of our competitors, certain of which, announced settlements which the court has recently approved.

In August 2018, we filed a Motion to Compel Arbitration, which was denied and immediately appealed in December 2018. We were granted a Motion to Stay pending appeal in February 2019. In October 2019, a court date was issued and subsequently abated as the Ninth Circuit Appeals court hears the oral arguments and a resolution of appeal is determined in a similar case with one of our competitors. On January 29, 2020, the Ninth Circuit affirmed the District Court’s denial of arbitration, thereby denying our appeal to compel arbitration. The case is now in District Court. On June 17, 2020, we filed a motion in the United States District Court for the Western District of Washington, which, if granted, would certify certain questions of state law to the Washington State Supreme Court for interpretation in accordance with applicable state law. On August 11, 2020, the District Court denied DDI-US’s motion to certify certain questions to the Washington State Supreme Court. We subsequently filed a motion for reconsideration of this ruling. On August 13, 2020, DDI-US filed a motion to strike the plaintiffs’ nationwide class allegations, which was noted for consideration on October 2, 2020. On September 10, 2020, DDI-US filed a motion to dismiss under Fed. R. Civ P. 12 (B)(1) and a motion to abstain asking the District Court to stay this lawsuit pending the resolution of a Declaratory Judgment action filed by DDI-US (and IGT) in the Washington State Superior Court seeking a ruling on certain relevant issues under Washington state law, which was noted for consideration on October 2, 2020. No date for a hearing on these motions has been set. Additional discovery has continued, including but not limited to, our issuance of discovery to plaintiffs. On January 15, 2021, our motion for reconsideration was denied. On February 25, 2021, plaintiffs filed a motion for class certification and for preliminary injunction. On March 19, 2021, our motion to strike the nationwide class allegations was denied. Discovery in the federal court case has commenced and is continuing. On April 25, 2021, plaintiffs filed their Second Amended Complaint, changing their allegations to include an additional corporate entity of co-defendant, IGT. DDI-US served plaintiffs with its expert disclosures and filed an Opposition to Plaintiffs’ Motion for Class Certification and Preliminary Injunction on May 11, 2021. On June 29, 2021, the court denied the Company’s motion for the certification of an interlocutory appeal from the court’s order denying the Company’s Motion to Strike Nationwide Class Action Allegations. On July 9, 2021, DoubleDown moved for relief from the upcoming settlement deadline and dispositive motions deadline. On July 19, 2021, the court extended the discovery completion and settlement conference deadlines to August 24, 2021 and September 7, 2021, respectively, and struck all subsequent case management deadlines, including the dispositive motion deadline and the trial date. The court stated in its July 19, 2021 order that it would reset case management deadlines after various motions, including plaintiffs’ motion for class certification and preliminary injunction, and DoubleDowns’s renewed motion to stay pending arbitration have been decided.

The case is subject to significant uncertainties. In determining the likelihood of a loss and/or the measurement of any loss or range of loss, we evaluated (1) the facts and circumstances known to us, including information regarding the likelihood of a settlement and the outcome of discussions relating to indemnification by co-defendants, (2) the current state of the proceedings, including outstanding motions for certification of a class, or denial thereof, and other relevant events and developments, (3) the advice and analyses of counsel and other advisors, and (4) the assumptions and judgment of management, all of which involve a series of complex judgments about potential future events with multiple outcomes. In accordance with ASC 450-20, the Company has recorded a charge to income for this loss contingency during the period ended June 30, 2021, which is included in General and Administrative Expenses, reflecting the low end of the reasonably possible range of loss of $3.5 million to $201.5 million. The Company will continue to evaluate the appropriateness of the amount recorded as the litigation proceeds over time, potentially resulting in a material adjustment thereto.

On January 8, 2021, a suit alleging patent infringement of certain patents for gaming applications used by DDI was filed. By agreement, the parties will stipulate to an extension to respond. DoubleDown filed a motion to dismiss plaintiffs’ complaint on April 29, 2021, arguing that the asserted patents are not patent-eligible because they are drawn to an abstract idea. Plaintiff opposed the motion, and DoubleDown will file a reply on June 4, 2021. DoubleDown also filed a motion to stay discovery pending resolution of the motion to dismiss. The parties agreed to an interim stay of discovery pending resolution of the motion to stay. On May 28, 2021, Plaintiff made a settlement demand of $7.5 million. DoubleDown has not responded. On July 8, 2021, a federal court in Nevada issued an order invalidating one of the asserted patents on the basis of patent ineligibility. On July 8, 2021, plaintiffs notified the court in this matter of the Nevada ruling.

On May 14, 2021, Hanover Insurance Co. filed a declaratory judgment action alleging that its insurance policy does not cover the claims made by NEXRF Corp. in NEXRF Corp. v. DoubleDown Interactive, LLC, DoubleUGames Co., Ltd., and DoubleDown Interactive, Ltd. (W.D. Wash. 2:20-cv-01875). DoubleDown has accepted service of the Complaint but has not yet responded.

The future outcome of these matters could be material to our operating results and cash flows in a future period. Legal costs associated with our legal proceedings are expensed as incurred.

Publishing and license agreements

DoubleUGames

We entered into the DoubleUGames License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. Pursuant to the DoubleUGames License Agreement, DoubleUGames grants us an exclusive license to develop and distribute certain DoubleUGames social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleUGames in connection with these rights, with certain customary terms and conditions. The agreement remains in effect until either DUG no longer holds an interest, directly or indirectly, in DDI, or DDI no longer holds an interest, directly or indirectly, in DDI-US. In such event, the agreement provides that the parties will mutually renegotiate the terms of the agreement. As of June 30, 2021, we licensed approximately 40 game titles under the terms of this agreement.

International Gaming Technologies (“IGT”)

In 2017, we entered into a Game Development, Distribution, and Services agreement with IGT, and it was subsequently amended on January 1, 2019. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we pay IGT a royalty rate of 7.5% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. We also pay a monthly fee for porting. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the three months ended June, 2020 and 2021 totaled $4.1 million and $3.0 million, respectively, and are recognized as a component of cost of revenue, and six months ended June 30, 2020 and June 30, 2021 totaled $7.1 million and $6.0 million, respectively, and are recognized as a component of cost of revenue.

Note 11: Related party transactions

Our related party transactions comprise expenses for use of intellectual property, borrowings, and facilities as previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.

The following is a summary of expenses charged by our parent, DUG (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020	Financial Line Item
Royalty Expense	$1,028	$943	$2,162	$1,418	Cost of Revenue
Interest Expense	513	920	1,022	1,881	Interest Expense
Rent Expense	356	733	712	1,104	General and administrative expense
Other Expense	64	8	99	12	General and administrative expense

Amounts due to our parent, DUG, are as follows (in thousands):

	At June 30,	At December 31,
	2021	2020	Financial statement line item
4.6% Senior Note due related party	$44,248	$45,956	Long-term borrowings with related party
Royalties and other	3,601	3,631	Accounts payable and accrued expenses
Short-term lease liability	1,360	1,399	Short-term operating lease liabilities
Accrued interest on related party note	5,745	4,918	Other non-current liabilities
Long-term lease liability	1,749	2,454	Long-term operating lease liabilities

Note 12: Defined benefit pension plan

We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final waged-based pension plan, which provides a specified amount of pension benefit based on length of service. The total benefit obligation of $3.0 million and $2.8 million was included in other non-current liabilities as of June 31, 2021 and December 31, 2020, respectively, and the change in actuarial gains or losses, which is not significant, was included in other comprehensive income. The plan is unfunded.

Note 13: Subsequent events

We evaluated subsequent events through August 20, which is the date the financial statements were available to be issued.